UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 18)

Under the Securities Exchange Act of 1934

West Marine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

954235107
(CUSIP Number)

Randolph K. Repass
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235107	13D/A	Page 2

This Amendment No. 18 (this "Amendment") amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008, as subsequently amended through Amendment No. 17 (the "Schedule 13D"), with respect to the common stock, par value $0.001 per share, of West Marine, Inc. as specifically set forth herein.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On March 4, 2016, Mr. Repass instructed Schwab to re-register 1.5 million shares of West Marine common stock in the name of the 2016 Randolph K. Repass Grantor Retained Annuity Trust, dated March 1, 2016 (the "GRAT"), and on March 14, 2016, a stock certificate was issued in the name of the GRAT, completing the gift.  Mr. Repass and his brother-in-law, James W. Suozzo, are trustees of the GRAT.  Mr. Repass has sole investment power with respect to the shares held in the GRAT, and Mr. Suozzo has sole voting power with respect to the shares held in the GRAT and sole power to determine the date of annual annuity payments from the GRAT.  The term of the GRAT is two years.  Any shares or other assets remaining in the GRAT upon termination at the end of the two years will be distributed equally to the two remainder beneficiaries.  An instruction letter and stock power, each dated March 13, 2017, were delivered on March 13, 2017, and irrevocably instructed that 698,617 shares of West Marine common stock held by the GRAT be re-registered in the name of Mr. Repass' revocable trust. Following this transfer, the GRAT holds 801,383shares of West Marine common stock

On June 29, 2017, West Marine entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Rising Tide Parent Inc., a Delaware corporation (“Parent”), an affiliate of Monomoy Capital Partners a New York-based private equity fund, and Rising Tide Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, subject to the approval of the West Marine stockholders and the satisfaction of other customary closing conditions, Merger Sub will be merged with and into West Marine, with West Marine continuing as the surviving company in the merger.

Concurrently with the entry into the Merger Agreement, Mr. Repass, his spouse and Mr. Suozzo, either in their individual capacity or as trustee, entered into a voting and support agreement (the “Voting Agreement”) in favor of Parent pursuant to which they agreed, among other things, to vote shares of West Marine common stock representing approximately 20% of the outstanding shares in favor of the adoption of the Merger Agreement and against any competing proposal. The voting agreement terminates upon the valid termination of the Merger Agreement in accordance with its terms, including if West Marine were to terminate the Merger Agreement in order to accept an unsolicited superior acquisition proposal.

Mr. Repass has no current plans or intentions to sell any shares of West Marine common stock, either in his individual capacity or as a trustee.  Other than as set forth herein, Mr. Repass has no current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through (j) of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Article XII, Sections C and D of the GRAT provide that Mr. Repass has sole investment power over the shares held by the GRAT and that Mr. Suozzo has sole voting power over such shares.   A copy of the GRAT is being incorporated by reference as Exhibit 7.06 with this Amendment.

The description of the Voting Agreement in Item 4 of this Amendment is incorporated in this Item by reference.

CUSIP No. 954235107	13D/A	Page 3

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 7.01	Randolph K. Repass 2016 Grantor Retained Annuity Trust dated March 1, 2016 (incorporated by reference to Exhibit 7.06 of Amendment No. 16 to the Schedule 13D).

Exhibit 7.02	Form of Voting and Support Agreement. (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on June 30, 2017).

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2017	By:	/s/ Randolph K. Repass
Randolph K. Repass